Exhibit 99.1

Alps Group Inc Launches Pharmaco-Interaction (PCI) Unit via MyGenome, Debuting with CYP450 Drug Interaction Testing

PCI Positions MyGenome as Southeast Asia’s Reference Laboratory for Drug Interaction Safety Science

KUALA LUMPUR, Malaysia – November 12, 2026 – Alps Group Inc (“Alps” or “the Company”) (Nasdaq: ALPS), an integrated biotechnology platform headquartered in Malaysia, today announced the launch of its Pharmaco-Interaction (PCI) laboratory unit within its MyGenome subsidiary, with CYP450 inhibitory IC50 testing debuting as its first commercial service offering.

The MyGenome laboratory facility in Kuala Lumpur, Malaysia, home to the newly launched Pharmaco-Interaction (PCI) unit.

PCI will start with cytochrome P450 (CYP450) inhibitory IC50 testing across seven major enzyme isoforms (CYP3A4, CYP2D6, CYP2C9, CYP1A2, CYP2C19, CYP2B6, and CYP2E1), collectively responsible for metabolizing approximately 90% of marketed clinical drugs, supporting safe use, regulatory compliance, and consumer confidence. FDA and EMA guidelines recommend CYP inhibition evaluation for clinical and botanical drugs. PCI will make this service available to herbal and supplement manufacturers, pharmaceutical companies, and research institutions.

“Every service we launch is a building block toward becoming Southeast Asia’s integrated life sciences reference platform,” said Dr. Tham Seng Kong, Executive Director and Group Chief Executive Officer of Alps Group Inc. “The region has a significant and growing herbal and botanical products industry, yet access to accredited CYP inhibition testing has remained limited. PCI addresses that gap converting our scientific infrastructure into a revenue-generating capability that meets the regulatory standards already demanded by the market.”

“The assumption that all natural products are inherently safe, especially in consumption with prescription drugs, is one of the most persistent misconceptions in healthcare,” said Professor Nik Soriani, PCI Scientific Lead at MyGenome. “CYP450 inhibition testing is already recommended by the FDA and EMA for clinical and botanical products. PCI intends to make that standard accessible to manufacturers and researchers across Southeast Asia. We are building the reference laboratory Southeast Asia has been missing.”

LC-MS/MS Triple Quadrupole used for CYP450 inhibitory IC50 testing across seven major enzyme isoforms at Alps Group Inc’s MyGenome subsidiary.

PCI joins a growing suite of high-value B2B services within Alps’ laboratory portfolio, as the Company expands its capabilities across precision oncology, genomics, and translational research, with the goal of establishing Malaysia as a regional hub for ethical life science services.

About Alps Group Inc

Alps Group Inc is a revenue-generating integrated biotechnology platform headquartered in Malaysia, operating across cell manufacturing, molecular diagnostics, and clinical delivery. Alps leverages revenue from its commercial businesses to support its clinical pipeline development, with a mission to make advanced precision medicine accessible and affordable across Southeast Asia.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with or furnished to the Securities and Exchange Commission (“SEC”) by the Company and other documents that we may file with or furnish to the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

Alps Group Inc

Investor Relations

Phone: +60 3-2163 1113

Email: investorrelations@alpsmedical.com